SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                              (Amendment No. )(1)

                                 EntreMed, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  29382F 10 3
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

                                February 2, 2006
--------------------------------------------------------------------------------
              Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [   ] Rule 13d-1(b)
         [ X ] Rule 13d-1(c)
         [   ] Rule 13d-1(d)


--------
          (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 29382F 10 3                                         Page 2 of 6 Pages


--------------------------------
1. NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           Domain Public Equity Partners, L.P.

--------------------------------
2.   CHECK THE APPROPRIATE BOX IF            (a) [ ]
     A MEMBER OF A GROUP                     (b) [ ]

--------------------------------
3. SEC USE ONLY
--------------------------------
4. CITIZENSHIP OR PLACE OF ORGANIZATION

         Delawarey
--------------------------------
   NUMBER OF                        5.   SOLE VOTING POWER
    SHARES
 BENEFICIALLY                               3,914,631 shares
   OWNED BY                                 of Common Stock
     EACH                                   (including shares
   REPORTING                                issuable upon
   REPORTING                                exercise of warrants)
 PERSON WITH

                                    6.   SHARED VOTING POWER

                                               -0-
                                    ------------------------------------------
                                    7. SOLE DISPOSITIVE POWER

                                            3,914,631 shares
                                            of Common Stock
                                            (including shares
                                            issuable upon
                                            exercise of warrants)
                                    ------------------------------------------
                                    8. SHARED DISPOSITIVE POWER

                                               -0-
                                    ------------------------------------------

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                            3,914,631 shares
                                            of Common Stock
                                            (including shares
                                            issuable upon
                                            exercise of warrants)
--------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                        [  ]
--------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  5.3%
--------------------------------
12. TYPE OF REPORTING PERSON

                  PN
--------------------------------

CUSIP No. 29382F 10 3                                         Page 3 of 6 Pages

                                  Schedule 13G

Item 1(a) -       Name of Issuer: EntreMed, Inc.

Item 1(b) -       Address of Issuer's Principal Executive Offices:

                           9640 Medical Center Drive, Suite 200
                           Rockville, MD  20850

Item 2(a) -       Name of Person Filing:

                           Domain Public Equity Partners, L.P.

Item 2(b) -       Address of Principal Business Office:

                           One Palmer Square
                           Princeton, NJ  08542

Item 2(c) -       Place of Organization:

                           Delaware

Item 2(d) -       Title of Class of Securities:

                           Common Stock, $.01 par value

Item 2(e) -       CUSIP Number:

                           29382F 10 3

Item 3 -          Statements Filed Pursuant to Rules 13d-1(b) or 13d-2(b):

                           Not applicable.

Item 4 -          Ownership.

                           (a) Amount Beneficially Owned:

                           3,914,631 shares of Common Stock (including shares issuable upon exercise of warrants)

CUSIP No. 29382F 10 3                                         Page 4 of 6 Pages


                           (b) Percent of Class:

                           5.3%

                           (c) Number of shares as to which such person has:

                           (i) sole power to vote or to direct the vote:

                           3,914,631 shares of Common Stock (including shares issuable upon exercise of warrants)

                           (ii) shared power to vote or to direct the vote: -0-

                           (iii) sole power to dispose or to direct the
                                 disposition of:

                           3,914,631 shares of Common Stock (including shares issuable upon exercise of warrants)

                           (iv) shared power to dispose or to direct the disposition of: -0-

Item 5 -          Ownership of Five Percent or Less of a Class:

                  Not applicable.

Item 6 -          Ownership of More than Five Percent on Behalf of
                     Another Person:

                  Not applicable.

Item 7 - Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Company:

                  Not applicable.

Item 8 -          Identification and Classification of Members of the Group:

                  Not applicable.

Item 9 -          Notice of Dissolution of Group:

                  Not applicable.

CUSIP No. 29382F 10 3                                         Page 5 of 6 Pages

Item 10 -         Certification:

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 29382F 10 3                                         Page 6 of 6 Pages

                                   Signature:

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                               DOMAIN PUBLIC EQUITY PARTNERS, L.P.
                               By: Domain Public Equity Associates , L.L.C., General Partner
                               By:  Domain Associates, L.L.C., Managing
                               Member

                               By /s/ Kathleen K. Schoemaker
                                 --------------------------------------------
                                  Managing Member


Date:   February 8, 2006